Filed Pursuant to Rule 424(b)(2)
Registration No. 333-131234
PROSPECTUS
DIRECT STOCK PURCHASE AND
DIVIDEND REINVESTMENT PLAN
4,000,000 Common Shares of Beneficial Interest

        Windrose Medical Properties Trust hereby offers a simple and convenient way for holders of Windrose Medical Properties Trust common shares and for U.S. residents who are not shareholders to purchase our common shares and to reinvest cash dividends paid on our common shares. You are not required to pay brokerage commissions or other expenses in connection with the purchase of common shares under the Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”). There is no initial enrollment fee.
      The Plan offers:

•	automatic reinvestment of some or all of your cash dividends;

•	initial purchase of common shares and purchase of additional common shares; and

•	“safekeeping” in book entry form of your common shares at no cost.
      This prospectus relates to 4,000,000 common shares of beneficial interest. This plan amends and restates our prior Direct Stock Purchase and Dividend Reinvestment Plan. Current Direct Stock Purchase and Dividend Reinvestment Plan participants automatically will continue to participate in the plan.
      You do not have to be a current shareholder to participate in the Plan. You can purchase our common shares for the first time by making an initial investment of not less than $300 and not more than $7,500. In certain circumstances, we may grant a waiver and permit greater investments. Your participation is entirely voluntary. You may begin or terminate your participation at any time. If you do not elect to participate in the Plan you will continue to receive cash dividends on common shares registered in your name.
      Common shares purchased for your account under the Plan will be purchased by Continental Stock Transfer & Trust Company, our Plan Administrator, and will be newly issued common shares or treasury shares issued and sold by us, or shares purchased from third parties on the open market or in privately negotiated transactions. We may, in our sole discretion, determine the source from which common shares will be purchased under the Plan; however, we expect shares to be primarily purchased from us as newly issued common shares or treasury shares. Newly issued common shares or treasury shares purchased under the Plan directly from us generally will be purchased at a 3% discount (subject to adjustment) from the average market price for our common shares at the time of purchase and will provide us with additional capital for general corporate purposes. See “Description of the Direct Stock Purchase and Dividend Reinvestment Plan — Purchases and Price” below.
      Common shares purchased for Plan accounts through open market or privately negotiated transactions are not eligible for the purchase price discount. The purchase price for common shares acquired for Plan accounts through open market or privately negotiated transactions will be equal to the weighted average price (including brokerage commissions) of all common shares acquired through open market or privately negotiated transactions during the investment period.
      In part so that we can continue to qualify as a “real estate investment trust” under the federal income tax laws, our declaration of trust generally does not permit anyone to own more than 9.9% of our outstanding common shares.
      Our common shares are listed on the New York Stock Exchange under the symbol “WRS.” The last reported sale price of our common shares on the New York Stock Exchange on January 23, 2006 was $14.57 per share.

       Investing in our common shares involves risks. See “Risk Factors” in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 and “Risk Factors” on page 1 of this prospectus for certain factors that you should consider before purchasing our common shares.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 24, 2006.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Act. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the rules and regulations of the Securities and Exchange Commission require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such prospectus or prospectus supplement.
OUR COMPANY
      Windrose Medical Properties Trust is a self-managed real estate investment trust, or REIT. We were organized in March 2002 as a Maryland REIT and are taxed as a REIT under the federal income tax laws.
      We completed our initial public offering and began operations in August 2002. We were formed to acquire, selectively develop and manage specialty medical properties, such as:

•	medical office buildings;

•	outpatient treatment and diagnostic facilities;

•	physician group practice clinics;

•	ambulatory surgery centers; and

•	specialty hospitals and treatment centers.
      We own our properties and conduct our business through Windrose Medical Properties, L.P., our operating partnership. We are the sole general partner of, and owned as of September 30, 2005 a 97.6% interest in, our operating partnership.
      Our principal corporate offices are located at 3502 Woodview Trace, Suite 210, Indianapolis, Indiana 46268. Our telephone number is (317) 860-8180. Our website address is http://www.windrosempt.com. The information on or connected to our website is not, and shall not be deemed to be, a part of, or incorporated into, this prospectus.
RISK FACTORS
      Investing in our common shares involves risks that could affect us and our business, as well as the healthcare industry generally. Please see the risk factors in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2004, which is incorporated by reference into this prospectus as well as additional periodic reports we file with the Securities and Exchange Commission. Much of the business information, as well as the financial and operational data contained in our risk factors, is updated in our periodic reports, which are also incorporated by reference into this prospectus. The following is a discussion of risk factors associated with an investment in our common shares in addition to those included in “Risk Factors” in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2004.
We have incurred substantial additional indebtedness in connection with our acquisitions during 2005.
      During 2005, we acquired 32 properties. In connection with the acquisition of these properties, we assumed approximately $190.4 million of existing mortgage indebtedness. The remainder of the purchase price for these properties was paid in cash. In addition to these properties, we are also considering the acquisition of other properties. In connection with future acquisitions, we may incur additional indebtedness. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, pay cumulative preferred dividends on our 7.5% Series A cumulative convertible preferred shares, which we refer to as our Series A preferred shares, or pay the distributions to our common shareholders necessary to maintain our REIT qualification.
Regulations targeting specific sectors of the healthcare industry could adversely affect our business.
      One segment of our business is the acquisition and development of specialty hospitals in which physicians own an interest. The Prescription Drug and Medicare Improvement Act of 2003 included a moratorium on the development of new specialty hospitals with physician ownership for a period of 18 months that expired in June 2005. Excluded from the moratorium were hospitals currently under development as determined in accordance with the Centers for Medicare and Medicaid Services, or CMS, approval process. We are currently developing an approximately $33.2 million specialty hospital in Houston, Texas that was approved by CMS as being exempt from the moratorium or grandfathered. The moratorium was not extended by Congress and expired in June 2005. Recently, CMS indicated that CMS will continue to review the differences for reimbursement purposes between services provided by a general acute care hospital and a specialty hospital. Similar types of moratoriums or other further legislation or changes in the amount or structure of Medicare reimbursements could adversely affect our investments or acquisition opportunities in the segments of the healthcare industry affected by such legislation or governmental changes in the Medicare reimbursement structure.
Holders of our outstanding Series A preferred shares have dividend, liquidation and other rights that are senior to the rights of the holders of our common shares.
      Our Board of Trustees has the authority to designate and issue preferred shares with liquidation, dividend and other rights that are senior to those of our common shares. As of September 30, 2005, 2,100,000 shares of our Series A preferred shares were issued and outstanding. The aggregate liquidation preference with respect to the outstanding Series A preferred shares is approximately $52.5 million ($55.125 million if the stepped up liquidation preference set forth in our Articles Supplementary is applicable), and annual dividends on our outstanding Series A preferred shares are approximately $3.9 million. Holders of our Series A preferred shares are entitled to cumulative dividends before any dividends may be declared or set aside on our common shares. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common shares, holders of our Series A preferred shares are entitled to receive a liquidation preference of $25 per share ($26.25 per share if the stepped up liquidation preference set forth in our Articles Supplementary is applicable) with respect to our Series A preferred shares, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common shares. In addition, holders of our preferred shares have the right to elect two additional trustees to our Board of Trustees whenever dividends are in arrears in an aggregate amount equivalent to six or more quarterly dividends, whether or not consecutive.
      Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing our common shares, you should carefully consider the risks discussed in the documents incorporated by reference herein and the other information in this prospectus. Each of the risks described could result in a decrease in the value of our common shares and your investment therein.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual reports, quarterly reports, special reports and other information with the Securities and Exchange Commission. Copies of these reports, statements or other information may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F. Street, N.E.,

Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of these reports, statements or other information can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including this registration statement, are also available to you from commercial document retrieval services and on the Securities and Exchange Commission’s web site maintained by the SEC at http://www.sec.gov.
      This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common shares. Copies of the registration statement and its exhibits are on file at the offices of the Securities and Exchange Commission. This prospectus contains statements concerning documents filed as exhibits. For the complete text of any of these documents, we refer you to the copy of the document filed as an exhibit to the registration statement.
      The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to other documents that we have filed. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until all of the common shares offered by this prospectus have been sold or we otherwise terminate the offering of these common shares:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2004;

•	Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2004;

•	Definitive Proxy Statement for the 2005 annual meeting of shareholders;

•	Revised Definitive Proxy Statement for the 2005 annual meeting of shareholders;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	Current Report on Form 8-K filed on February 22, 2005;

•	Current Report on Form 8-K filed on March 17, 2005 (the information furnished under Item 8.01 as Exhibit 99.1 shall not be deemed to be incorporated by reference herein or into any other document we file with the SEC);

•	Current Report on Form 8-K filed on March 31, 2005;

•	Current Report on Form 8-K filed on June 3, 2005;

•	Current Report on Form 8-K filed on June 13, 2005 (the information furnished under Item 7.01 as Exhibit 99.1 shall not be deemed to be incorporated by reference herein or into any other document we file with the SEC);

•	Current Report on Form 8-K filed on June 15, 2005 (the information furnished under Item 7.01 as Exhibit 99.1 shall not be deemed to be incorporated by reference herein or into any other document we file with the SEC);

•	Current Report on Form 8-K filed on June 27, 2005;

•	Current Report on Form 8-K filed on July 1, 2005;

•	Current Report on Form 8-K/A filed on August 3, 2005;

•	Current Report on Form 8-K filed on October 6, 2005;

•	Current Report on Form 8-K filed on November 1, 2005 (the information furnished under Item 7.01 as Exhibit 99.1 shall not be deemed to be incorporated by reference herein or into any other document we file with the SEC);

•	Current Report on Form 8-K/A filed on November 4, 2005 (the information furnished under Item 7.01 as Exhibit 99.1 shall not be deemed to be incorporated by reference herein or into any other document we file with the SEC);

•	Current Report on Form 8-K/A filed on November 22, 2005;

•	Current Report on Form 8-K filed on November 23, 2005 (the information furnished under Item 7.01 as Exhibit 99.1 shall not be deemed to be incorporated by reference herein or into any other document we file with the SEC);

•	Current Report on Form 8-K/A filed on December 8, 2005 (the information furnished under Item 7.01 as Exhibit 99.1 shall not be deemed to be incorporated by reference herein or into any other document we file with the SEC);

•	Current Report on Form 8-K filed on December 9, 2005; and

•	The descriptions of our common shares of beneficial interest contained in our Registration Statement on Form 8-A filed on June 28, 2002 registering our common shares under Section 12(b) of the Exchange Act.
      We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy of these filings by writing or telephoning us at the following address:
Windrose Medical Properties Trust
3502 Woodview Trace, Suite 210
Indianapolis, Indiana 46268
(317) 860-8180
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
      Some of the information in this prospectus may contain forward-looking statements as described in Section 27A of the Securities Act and Section 21E of the Exchange Act. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words that describe our expectation for the future. You should not rely on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including those described in our filings with the Securities and Exchange Commission from time to time, and could cause our actual results to differ materially from those projected in any forward-looking statement we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

HOW TO ENROLL
      If you are a holder of our common shares of beneficial interest, par value $0.01, and you wish to enroll in our Direct Stock Purchase and Dividend Reinvestment Plan, complete and return the enclosed Authorization Form or call Continental Stock Transfer & Trust Company at (800) 509-5586 for information. Continental Stock Transfer & Trust Company is also referred to herein as the Plan Administrator.
      If you are not a holder of our common shares, you may enroll in the Plan by completing and returning the enclosed Authorization Form, together with payment in an amount not less than $300 nor more than $7,500. Payment should be made by check payable to Continental Stock Transfer & Trust Company as agent for Windrose Medical Properties Trust. DO NOT SEND CASH. We may from time to time authorize other methods of payment. In that event, you will be notified of those other payment methods. We will send you an Authorization Form on request (see Question 8).
      The Authorization Form is also available on our web site, http://www.windrosempt.com, at the Direct Stock Purchase and Dividend Reinvestment Plan section of the “Investor Center” page. The information on our web site does not constitute a part of this prospectus.
      For more details, see “Description of the Direct Stock Purchase and Dividend Reinvestment Plan,” below.
DESCRIPTION OF THE DIRECT STOCK PURCHASE AND
DIVIDEND REINVESTMENT PLAN
      The following questions and answers constitute our Direct Stock Purchase and Dividend Reinvestment Plan.
PURPOSE AND PARTICIPATION
1.     What is the purpose of the Plan?
      The purpose of the Plan is to offer a simple and convenient way for holders of our common shares and for U.S. residents who are not holders of our common shares to purchase our common shares and to reinvest cash dividends paid on our common shares without payment of any brokerage commission, service charges or other expenses. Under the Plan, common shares that are acquired for your account directly from us as newly issued common shares or treasury shares with reinvested dividends and/or optional cash investments will be purchased at a discount from the market price for our common shares at the time of purchase. The discount currently is the lesser of (i) 3% of the average of the closing prices of our common shares on the New York Stock Exchange (Consolidated Tape Transactions) for the five trading days ending on the Investment Date or Dividend Payment Date, as applicable, and (ii) 5% of the market price for our common shares on the Investment Date or Dividend Payment Date, as applicable, and is subject to adjustment. Common shares acquired with reinvested dividends and/or optional cash investments through open market or privately negotiated transactions will not be eligible for the purchase price discount and will be priced at the weighted average price (including brokerage commissions) of all common shares acquired through open market or privately negotiated transactions during the investment period. For a more extensive discussion regarding discounts and pricing of shares purchased under the Plan for your account, see Questions 15-18.
      The Plan is primarily intended for the benefit of long-term investors, and not for the benefit of individuals or institutions which engage in short-term trading activities that could cause aberrations in the overall trading volume of our common shares. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the market price provided to common shares acquired under the Plan and purchased directly from us. These transactions may cause fluctuations in the trading volume of our common shares. We reserve the right to modify, suspend or terminate participation in this Plan by otherwise eligible common shareholders in order to eliminate practices that are not consistent with the purposes of the Plan.

2.	What options are available under the Plan?

Dividend Reinvestment Options
      The Authorization Form allows you to choose one of the three options listed below regarding your dividends. If not otherwise specified on the appropriate form, your account will automatically be set up for full dividend reinvestment. You can change your reinvestment decision at any time by notifying the Plan Administrator. Your dividend options under the Plan are:

•	Full Dividend Reinvestment: The cash dividends, minus any withholding tax, on all shares in your account will automatically be fully reinvested in additional common shares on the dividend payment date, or Dividend Payment Date, which is generally on or about the 20th day of each March, May, August and November.

•	Partial Dividend Reinvestment: This option allows you to receive a check or electronic deposit of cash dividends, minus any withholding tax, based on a specific number of shares held in your account. The cash dividend on the remaining shares, minus any withholding tax, will be reinvested in additional common shares on the Dividend Payment Date. This option allows you to receive a fixed amount of cash each quarter (assuming the dividend stays the same).

•	Cash Dividends Only: None of your cash dividends will be reinvested. You will receive a check or electronic deposit for the full amount of cash dividends, minus any withholding tax, paid on the shares held in your plan account.
      Regardless of which method of participation is selected, all cash dividends paid on whole or fractional common shares credited to your plan account will be reinvested automatically. See Question 12 for a more extensive discussion on the dividend reinvestment feature.

Optional Cash Investments
      You can purchase our common shares by using the Plan’s optional cash investment feature. To purchase shares using this feature, you must invest at least $100 at any one time (at least $300 for an initial investment if you are not already a shareholder), but you cannot invest more than $7,500 monthly. Any optional cash investment of less than $100 (or less than $300 for an initial investment if you are not already a shareholder) and the portion of any optional cash investment or investments totaling more than $7,500 monthly, except for optional cash investments made pursuant to Requests for Waiver approved by us, will be returned to you without interest. You have no obligation to make any optional cash investments under the Plan.
      Purchases of our common shares made with initial cash investments and with optional cash investments from current shareholders will begin on an investment date, or Investment Date, which will be the 24th of each month (if this date is not a trading day on the New York Stock Exchange, then the Investment Date will be the next trading day) and may extend through an investment period, or Investment Period, which ends on the trading day that precedes the next Investment Date. Common shares purchased on the open market will be credited to your plan account as of the last day on which all purchases for the Investment Period are completed. Shares issued and sold by us will be credited on the Investment Date.
      The Plan Administrator must receive optional cash payments no later than three business days before the Investment Date for those investments to be invested in our common shares beginning on the Investment Date. Otherwise, the Plan Administrator may hold those funds and invest them beginning on the next Investment Date. No interest will be paid on funds held by the Plan Administrator pending investment. Accordingly, you may wish to transmit any optional cash investments so that they reach the Plan Administrator shortly — but not less than three business days — before the Investment Date. This will minimize the time period during which your funds are not invested. Participants have an unconditional right to obtain the return of any cash payment up to three business days prior to the Investment Date by sending a written request to the Plan Administrator.

ADVANTAGES AND DISADVANTAGES
3.     What are the advantages and disadvantages of the Plan?
      Before deciding whether to participate in the Plan, you should consider the following advantages and disadvantages.

Advantages

•	You have the opportunity to reinvest the cash dividends on all or a portion of your common shares in common shares at a discount from the market price for our common shares when the common shares are issued and sold directly by us.

•	You have the opportunity to make an initial or optional cash investment in our common shares at a discount from the market price when the common shares are issued and sold directly by us.

•	You are not required to pay brokerage commissions or other expenses in connection with the purchase of common shares under the Plan, including reinvested dividends or optional cash investments that are applied to the purchase of our common shares on the open market.

•	The Plan permits whole and fractional common shares to be purchased with the dividends. Dividends on all whole or fractional common shares credited to the dividend reinvestment portion of the account are automatically reinvested in additional whole or fractional common shares.

•	By participating in the Plan, you avoid the necessity of safekeeping certificates representing the common shares credited to your account, and thus have increased protection against loss, theft or destruction of such certificates.

•	Common share certificates may be deposited for safekeeping as more fully explained in the answers to Questions 25 through 27.

•	A regular statement for each account will provide you with a record of each transaction.

•	At any time you may direct the Plan Administrator to sell or transfer all or a portion of the common shares held in your account. If you sell shares through the Plan, we will charge a fee to cover the costs to the Plan of each transaction, plus any applicable brokerage commission and resulting transfer taxes.

Disadvantages

•	You may not know the actual number of common shares purchased until after the Investment Date or Investment Period (as applicable for optional cash investments) or the Dividend Payment Date for shares purchased with reinvested dividends.

•	You will have no control over the prices at which shares are purchased or sold for your account. Moreover, you will have no control over the source of the acquired shares (newly issued, treasury shares, open market purchases or privately negotiated transactions), and therefore may not know if the shares purchased for your account were eligible for the purchase price discount until after the Investment Period has concluded.

•	If you make an optional payment but later change your mind and want it returned to you, we will do so only if we receive your written request not less than three days prior to the applicable Investment Date.

•	You will not receive the purchase price discount on common shares acquired through open market or privately negotiated transactions with reinvested dividends or optional cash investments.

•	With respect to a Plan participant whose cash dividends are reinvested and applied to the purchase of common shares directly from us, the Plan participant will be treated, for federal income tax purposes, as having received a distribution equal to the fair market value (and not the purchase price, as discounted) of the common shares on the date of acquisition of the shares. Because shareholders are provided a discount from the market price for our common shares when they acquire shares directly from us with reinvested cash dividends, the fair market value of the common shares received likely will exceed the amount of cash dividends that otherwise would be paid to you. As a result, a Plan participant likely will pay more taxes by acquiring shares directly from us with reinvested cash dividends than the Plan participant otherwise would have to pay if the participant received cash dividends.

•	A common shareholder’s reinvested distributions will be taxable as dividends to the extent of our earnings and profits, and may give rise to a liability for the payment of income tax without providing you with the immediate cash to pay the tax when it becomes due.

•	You cannot pledge the common shares deposited in your account until the common shares are withdrawn from the Plan.

•	We will not pay interest on optional payments while we hold them pending investment.

•	Resales of common shares credited to your account may involve a nominal fee per transaction to be deducted from the proceeds of the sale by our Plan Administrator (if you request our Plan Administrator to make such resale), plus any brokerage commission and any applicable stock transfer taxes on the resales.

•	The granting of a discount for one month will not ensure the availability of a discount or the same discount in future months. Each month, we may lower or eliminate discounts after providing notice.

•	You bear the risks of fluctuation in the market price of our common shares (see “— Purchases and Price” below).

ADMINISTRATION
4.     Who administers the Plan?
      Continental Stock Transfer & Trust Company, as agent for the participants, administers the Plan, keeps records, sends statements of account to participants and performs other duties relating to the Plan. All costs of administering the Plan are paid by us. Common shares purchased under the Plan are issued in the name of the Plan Administrator or its nominee, as agent for the participants in the Plan. As record holder of the common shares held in participants’ accounts under the Plan, the Plan Administrator will receive dividends on all common shares held by it on the dividend record date, will credit such dividends to the participants’ accounts on the basis of whole and fractional common shares held in these accounts, and will automatically reinvest such dividends in additional common shares. The Plan Administrator makes all purchases of common shares under the Plan.
      The following address and telephone number may be used to obtain information about the Plan:

Continental Stock Transfer & Trust Company
Attention: Windrose Medical Properties Trust Direct Stock Purchase and Dividend Reinvestment Plan
17 Battery Place
New York, NY 10004
(800) 509-5586
      If you are already a participant, be sure to include your account number(s) and include a reference to Windrose Medical Properties Trust in any correspondence.
      Internet Services of the Plan:
      You can obtain information about your account over the Internet. To gain access, you will be required to use a security code, which will be sent to you by mail. You may also request your security code by calling (212)509-5586.
      Messages forwarded on the Internet will be responded to promptly. The Continental Stock Transfer & Trust Company Internet address is http://www.continentalstock.com. Continental’s e-mail address is CSTmail@continentalstock.com.

ELIGIBILITY
5.     Who is eligible to become a participant?

Common Shareholders of Record
      Any common shareholder of record is eligible to become a participant in the Plan. If a beneficial owner has common shares registered in a name other than his or her own, such as that of a broker, bank nominee or trustee, the beneficial owner may be able to arrange for that entity to participate in the Plan on behalf of the beneficial owner. Common shareholders should consult directly with the entity holding their common shares to determine if they can enroll in the Plan. If not, the common shareholder will need to request his or her bank, broker or trustee to transfer some or all of his or her common shares into the beneficial owner’s own name in order to participate in the Plan.

U.S. Residents who are not Common Shareholders of Record
      Any non-shareholder meeting either of the following requirements may participate in the Plan by making an initial investment in our common shares:

•	A person of legal age and a resident of one of the fifty states of the United States or the District of Columbia; or

•	An entity organized in one of the fifty states of the United States or the District of Columbia.

6.	Are there any limitations on who is eligible to become a participant other than those described above?

Foreign Law Restrictions
      If you are a citizen or resident of a country other than the United States, its territories and possessions, you should make certain that your participation does not violate local laws governing such things as taxes, currency and exchange controls, stock registration and foreign investments.

REIT Qualification Restrictions
      In order to maintain our qualification as a REIT, not more than 50 percent in value of our outstanding equity securities may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code, or the Code, to include certain entities). Our Declaration of Trust restricts beneficial and constructive ownership of more than 9.9% in value of our issued and outstanding equity securities by any single shareholder. Our Board of Trustees may waive the ownership limit for a shareholder if it is satisfied, based upon the receipt of a ruling from the Internal Revenue Service, opinion of tax counsel or other evidence satisfactory to the Board of Trustees, that ownership in excess of this limit will not jeopardize our status as a REIT. We may terminate, by written notice at any time, any participant’s individual participation in the Plan if such participation would be in violation of the restrictions contained in our Declaration of Trust. A purported transfer of common shares to a person who, as a result of the transfer, would violate the ownership limit will be void. Common shares acquired in violation of the ownership limit may be redeemed by us for the lesser of the price paid or the most recent closing price of the common shares preceding redemption. We reserve the right to invalidate any purchases made under the Plan that we determine, in our sole discretion, may violate the 9.9% ownership limit.

Exclusion from Plan for Short-Term Trading or Other Practices
      You should not use the Plan to engage in short-term trading activities that could change the normal trading volume of our common shares. If you do engage in short-term trading activities, we may prevent you from participating in the Plan. We reserve the right to modify, suspend or terminate participation in the Plan, by otherwise eligible holders of common shares, in order to eliminate practices, which we determine, in our sole discretion, are not consistent with the purposes or operation of the Plan or which may adversely affect the market price of our common shares.

Restrictions at Our Discretion
      In addition to the restrictions described above, we reserve the right to prevent you from participating in the Plan for any other reason. We have the sole discretion to exclude you from, or terminate your participation in, the Plan.
PARTICIPATING IN THE PLAN
7.     What steps must one take to participate in the Plan?

Common Shareholders of Record
      A holder of record of common shares may elect to become a participant in the Plan at any time. If you wish to become a participant, all you need to do is complete an Authorization Form and mail it to the Plan Administrator (see Question 4 for address). If the common shares are registered in more than one name (e.g., joint tenants, trustees, minors, etc.), all registered holders must sign the Authorization Form.

U.S. Residents who are not Common Shareholders of Record
      If you are not a holder of our common shares, you may enroll in the Plan by completing and returning the enclosed Authorization Form, together with payment in an amount not less than $300 nor more than $7,500. Payment should be made by check payable to Continental Stock Transfer & Trust Company (see Question 4 for address). All checks must be in U.S. dollars and drawn on a U.S. bank. DO NOT SEND CASH. We may, from time to time, authorize other methods of payment. In that event, you will be notified of those other payment methods. There is no initial enrollment fee.

Current Participants in Our Dividend Reinvestment Plan
      If you are currently participating in our Dividend Reinvestment Plan, you are automatically enrolled in the Plan without sending another Authorization Form. However, if you wish to change your participation in any way, please contact the Plan Administrator for instructions (see Question 4 for contact information).

8.	What does the Authorization Form provide?
      By signing an Authorization Form, a common shareholder or non-shareholder who meets the qualifications set forth in Question 5 above may become a participant, and by checking the appropriate boxes on the Authorization Form may choose among the investment options described in Question 2. An Authorization Form is enclosed with this prospectus. Additional Authorization Forms may be obtained at any time by writing or calling the Plan Administrator at (800) 509-5586. The Authorization Form is also available on our web site, http://www.windrosempt.com, at the Direct Stock Purchase and Dividend Reinvestment Plan section of the “Investor Center” page. The information on our web site does not constitute a part of this prospectus.

9.	How does the optional cash investment feature of the Plan work?
      The Plan Administrator must receive optional cash payments no later than three business days before the Investment Date for those investments to be invested in our common shares beginning on the Investment Date. Otherwise, the Plan Administrator may hold those funds and invest them beginning on the next Investment Date in the following month. No interest will be paid on funds held by the Plan Administrator pending investment. Accordingly, you may wish to transmit any optional cash investments so that they reach the Plan Administrator shortly — but not less than three business days — before the Investment Date. This will minimize the time period during which your funds are not earning interest. Participants have an unconditional right to obtain the return of any cash payment up to three business days prior to the Investment Date by sending a written request to the Plan Administrator.
      You do not need to invest the same amount, or any amount, each Investment Date. We will pay to you cash dividends on shares purchased with optional cash investments or reinvest them in additional common shares on each dividend payment date according to your instructions.

10.	How can a participant make a cash investment?
      You may make an optional cash investment when joining the Plan by enclosing with the Authorization Form a check made payable to Continental Stock Transfer & Trust Company as agent for Windrose Medical Properties Trust. Thereafter you may use the Automatic Monthly Electronic Deduction feature or send a check together with the form provided with your statement of account or your account number or your social security number. Each optional cash investment must be in an amount not less than $100 and must not exceed $7,500 on a monthly basis. All your optional cash investments may not total more than $90,000 in any calendar year. We may, in our discretion, grant a waiver permitting greater investments (see Question 20). We may also, from time to time, authorize other methods of payment. In that event, you will be notified of those other payment methods.

11.	What is the Automatic Monthly Electronic Deduction feature of the Plan and how does it work?
      An Automatic Monthly Electronic Deduction feature is available to make repetitive optional cash investments more convenient. You may make optional cash investments in any amounts permitted under the Plan from a predesignated U.S. account. Automatic Monthly Electronic Deductions may be made from accounts at any bank, savings association or credit union that is a member of the National Automated Clearing House Association.
      To begin Automatic Monthly Electronic Deductions, you must complete and sign an Automatic Electronic Funds Transfer Authorization Form designating, among other things, the amount to be withdrawn each month and the account from which funds are to be withdrawn, and return the form to the Plan Administrator. You must also provide a voided blank check. Your election to use the Automatic Monthly Electronic Deduction feature will become effective as soon as practicable after the Electronic Investment Authorization Form is processed.
      Once you begin Automatic Monthly Electronic Deductions, the Plan Administrator will withdraw funds from your designated account three business days prior to the Investment Date. Those funds will be invested in our common shares during the next Investment Period for optional cash investments.
      You may change the amounts of your future Automatic Monthly Electronic Deductions by completing and sending to the Plan Administrator a new Electronic Investment Authorization Form. You may terminate Automatic Monthly Electronic Deductions by notifying the Plan Administrator in writing. Your request will be processed and will become effective as promptly as is practicable.
      You may also choose the Electronic Deposit of Dividends feature. If you do, the Plan Administrator will deposit any cash dividends on your common shares directly into the bank account you indicate.

12.	How do the Full Dividend Reinvestment feature and the Partial Dividend Reinvestment feature of the Plan work?
      If you mark “Full Dividend Reinvestment” on your Authorization Form, the Plan Administrator will purchase additional common shares for your plan account with:

•	all cash dividends on both the shares for which you hold certificates in your name and your Plan shares; and

•	any optional cash investments you make under the Plan.
      If you mark “Partial Dividend Reinvestment” on your Authorization Form, the Plan Administrator will continue to make cash payments of dividends on that number of your certificated shares and/or that number of your Plan shares you indicate on the Authorization Form. In addition, the Plan Administrator will apply to the purchase of additional shares for your account:

•	all of the remaining cash dividends on both your certificated shares and Plan shares; and

•	any optional cash investments you make under the Plan.
      In order for the Plan Administrator to reinvest your cash dividends for that quarter, the Plan Administrator must receive your Authorization Form at least three business days prior to the record date for a Dividend Payment Date (see Question 4 for the Plan Administrator’s address). Any change of election concerning the reinvestment of dividends must also be received by the Plan Administrator at least three business days prior to the record date for a Dividend Payment Date in order for the change to become effective with that payment. If a participant returns a properly executed Authorization Form to the Plan Administrator without electing an investment option, the participant will be enrolled as having selected full dividend reinvestment. The quarterly dividend date is usually on or about the 20th day of each March, May, August and November. The record date is approximately two to three weeks before the Dividend Payment Date. For example: if the record date for the August 20 dividend payment were August 10, the Plan Administrator would have to receive your Authorization Form on or before August 7 in order for dividends paid on your shares to be used for dividend reinvestment on August 20. If the Plan Administrator received the Authorization Form after August 7, the August 20 dividend would be paid to you in cash and your reinvestment of cash dividends would commence with the next dividend payment date of November 20.

13.	May I reinvest less than the full amount of my dividends?
      By selecting the “Partial Dividend Reinvestment” option on your Authorization Form, you may direct the Plan Administrator to reinvest the dividends attributable to a lesser number of common shares than the full number of common shares you hold (see Question 12 for a more extensive discussion of the dividend reinvestment options). Cash dividends on the remaining common shares will continue to be paid to you.

14.	How and when can I change the amount of dividends to be reinvested?
      You may change the dividend reinvestment option at any time by submitting a newly executed Authorization Form to the Plan Administrator (see Question 12). Any change in the number of common shares with respect to which the Plan Administrator is authorized to reinvest cash dividends must be received by the Plan Administrator at least three business days prior to the record date for a dividend payment to permit the new amount to apply to that payment.
PURCHASES AND PRICE
15.     What is the source of the common shares purchased under the Plan?
      Common shares purchased for your account under the Plan will be purchased by the Plan Administrator from us out of our authorized but unissued shares, treasury shares, from third parties on the open market or in privately negotiated transactions. We may, in our sole discretion, determine the source from which common shares will be purchased under the Plan; however, we expect shares to be primarily purchased from us as newly issued common shares or treasury shares.

16.	When will the common shares be purchased for my account?

Optional Cash Investments
      Purchases of our common shares made with initial cash investments and with optional cash investments from current shareholders will begin on an Investment Date which will be the 24th day of each month (if this date is not a trading day on the New York Stock Exchange, then the Investment Date will be the next trading day) and may extend through the Investment Period, which ends on the trading day that precedes the next Investment Date. Common shares purchased on the open market or in privately negotiated transactions will be credited to your plan account as of the last day on which all purchases for the Investment Period are completed. Shares issued and sold by us will be credited on the Investment Date. See Question 9 for a more extensive discussion of the optional cash investment feature.

Dividend Reinvestments
      Purchases will be made on the Dividend Payment Date, which is the quarterly dividend payment date for our common shares. The quarterly dividend payment is declared each quarter by our Board of Trustees. The dividend record date normally precedes the Dividend Payment Date by approximately two to three weeks. We historically have paid dividends on or about the 20th day of each March, May, August and November. We pay dividends when and if declared by our Board of Trustees. We cannot assure you that we will declare or pay dividends in the future, and nothing contained in the Plan obligates us to do so. However, we intend to continue to qualify as a REIT, and, as a REIT, we must distribute to our shareholders at least 90% of our taxable income each year. The Plan does not represent a guarantee of future dividends.
      No interest will be paid on cash dividends pending investment under the terms of the Plan.

17.	What will be the price of the common shares purchased with both initial and optional cash investments under the Plan?

Original Issue or Treasury Shares Acquired Directly from Us
      We may issue and sell newly issued common shares or treasury shares under the Plan. The purchase price of common shares purchased directly from us will be at a discount from the market price for our common shares. The discount currently is the lesser of (i) 3% of the average of the closing prices of our common shares on the New York Stock Exchange (Consolidated Tape Transactions) for the five trading days ending on the Investment Date and (ii) 5% of the market price for our common shares on the Investment Date, and is subject to adjustment.

Open Market Purchases or Privately Negotiated Transactions
      Independent Agent. An independent agent appointed by the Plan Administrator will buy our common shares for the Plan by purchasing them in the open market or in privately negotiated transactions. Except for any limitations imposed by federal or state securities laws, the Plan Administrator’s independent agent will have full discretion as to all matters relating to open market purchases for the Plan. The agent will determine the number of shares, if any, to be purchased on any given day, the time of day, the price to be paid for shares, the markets in which shares are to be purchased (which may include any securities exchange or over-the-counter market) and the persons (including brokers or dealers) from or through whom purchases are made.
      Price. The purchase price of our common shares purchased on the open market or in privately negotiated transactions under the Plan will be equal to the weighted average price (including brokerage commissions) of all common shares acquired by the Plan Administrator during the Investment Period. Common shares purchased with optional cash investments in the open market or in privately negotiated transactions will not be eligible for the purchase price discount.
      Timing and Control. Purchases may be made over a number of days to meet the requirements of the Plan. No interest will be paid on funds held by the Plan Administrator pending investment. The Plan Administrator’s independent agent may commingle your funds with those of other participants in the Plan for purposes of executing purchase transactions.
      Because the Plan Administrator may arrange for the purchase of shares on behalf of the Plan via open market transactions through an independent agent, neither we nor any participant in the Plan has the authority or power to control either the timing or the pricing of the shares purchased on the open market. Therefore, you will not be able to precisely time your purchases through the Plan, and you will bear the market risk associated with fluctuations in the price of our common shares. If you send in an initial or optional cash investment, it is possible that the market price for our common shares could go up or down before the Plan Administrator arranges to purchase shares with your funds. The independent agent will use its best efforts to apply all funds to the purchase of shares before the next Investment Date, subject to any applicable requirements of federal or state securities laws. We reserve the right to designate an exclusive broker to purchase the shares on the open market.

18.	What will be the price of the common shares purchased with reinvested dividends under the Plan?

Original Issue or Treasury Shares Acquired Directly from Us
      The common shares acquired directly from us under the Plan with reinvested dividends will be purchased at a discount from the market price for our common shares. The discount currently is the lesser of (i) 3% of the average of the closing prices of our common shares on the New York Stock Exchange

(Consolidated Tape Transactions) for the five trading days ending on the Dividend Payment Date and (ii) 5% of the market price for our common shares on the Dividend Payment Date, and is subject to adjustment.

Open Market Purchases or Privately Negotiated Transactions
      The common shares acquired through open market or privately negotiated transactions under the Plan with reinvested dividends will be purchased at a price equal to the weighted average price (including brokerage commissions) of all common shares acquired by the independent agent during the Investment Period. Common shares purchased with reinvested dividends in the open market or in privately negotiated transactions will not be eligible for the purchase price discount.

19.	How will the number of common shares purchased for my account be determined?

Optional Cash Reinvestments
      The number of common shares to be purchased for your account as of any investment date will be equal to the total dollar amount to be invested for you divided by the applicable purchase price, computed to the fourth decimal place. See Question 17 for more information regarding the applicable purchase price for optional cash investments.
      Where initial or optional cash investments or reinvested dividends are applied to the purchase of our common shares through the Plan Administrator’s independent agent in open market transactions, neither we nor any participant in the Plan has the authority or power to control either the timing or the pricing of the shares purchased on the open market.

Dividend Reinvestments
      The total dollar amount to be invested as of any Dividend Payment Date will be the sum of (a) the cash dividends on all or a part of the common shares registered in your own name, according to the option chosen by you (see Question 2) and (b) the dividends on all common shares (including fractional common shares) previously credited to your Plan account.
      The amount to be invested will be reduced by any amount we are required to deduct for federal tax withholding purposes (see Question 42).

20.	How do I request a waiver to make an optional cash investment over the maximum monthly amount?
      Optional cash investments in excess of $7,500 per month (including any initial investments in excess of $7,500) may be made only by investors that submit Requests for Waiver that are approved by us. Any investor that submits a Request for Waiver that is not already a Plan participant and whose Request for Waiver is approved by us must submit a completed Authorization Form along with the investor’s optional cash investment payment.
      We may not accept Requests for Waiver each month. Investors who wish to make optional investments in excess of $7,500 per month should telephone our Chief Financial Officer on the 15th day of the month at (317) 860-8180 to determine if we are accepting Requests for Waivers for the upcoming Investment Period. The Company must receive a Request for Waiver by facsimile at facsimile number (317) 860-9128 no later than 2:00 p.m., Eastern Time, three business days prior to the Investment Date. We will notify any investors whose Requests for Waiver have been approved of those approvals by 9:00 a.m., Eastern Time, two business days prior to the Investment Date. The Plan Administrator must receive funds relating to such Request for Waiver by wire transfer no later than 2:00 p.m., Eastern Time, two business days prior to the Investment Date.
      We have sole discretion to grant or to refuse to grant a Request for Waiver. In deciding whether to grant a Request for Waiver, we will consider relevant factors, including:

•	whether the Plan is then purchasing newly issued common shares or is purchasing our common shares in the open market;

•	our need for additional funds;

•	the attractiveness of obtaining those funds through the sale of our common shares under the Plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of our common shares under the Plan;

•	the party submitting the request, including the extent and nature of that party’s prior participation in the Plan and the number of common shares that party holds of record; and

•	the aggregate amount of optional investments in excess of $7,500 for the month for which Requests for Waiver have been submitted.
      If Requests for Waiver are submitted for any Investment Date for a total amount greater than the amount we are then willing to accept, we may honor those requests on any basis that we, in our sole discretion, consider appropriate.

21.	Is the discount for shares purchased under the Plan subject to change?
      The discount on shares purchased directly from us (as newly issued shares or treasury shares) is subject to change from time to time (but will not exceed 5% of the market price for our common shares on the Investment Date or Dividend Payment Date, as applicable) and is also subject to discontinuance at our discretion at any time based on a number of factors, including current market conditions, the level of participation in the Plan and our current and projected capital needs. We intend to provide notice prior to any change or elimination of the discount. Currently, the discount for common shares purchased directly from us (as newly issued common shares or treasury shares) under the Plan is the lesser of (i) 3% of the average of the closing prices of our common shares on the New York Stock Exchange (Consolidated Tape Transactions) for the five trading days ending on the Investment Date or Dividend Payment Date, as applicable, and (ii) 5% of the market price for our common shares on the Investment Date or Dividend Payment Date, as applicable.
SALE OF COMMON SHARES

22.	May I request that common shares held in my account be sold?
      Yes, you may request that all or any part of the common shares held in your account be sold either when an account is being terminated (see Question 29) or without terminating the account. However, a fractional common share will not be sold unless all whole common shares held in the account are sold. If all common shares (including any fractional share) held in your account are sold, the account will be terminated automatically, and you will have to complete and file a new Authorization Form (see Questions 4 through 8) in order to participate again in the Plan.
      The Plan Administrator will process sale orders on the Friday following the day instructions are received. No sale orders will be processed during the period between a dividend record date and the related Dividend Payment Date. The Plan Administrator will deduct a $5.00 service charge and commission of approximately $0.12 per share from the sales proceeds returned to the common shareholder (subject to reduction depending on the cumulative number of shares sold).

23.	What happens when I sell or transfer all the common shares registered in my name?
      Your participation in the Plan with respect to such holdings is terminated.
REPORTS TO PARTICIPANTS

24.	How will I keep track of my investments?
      After an investment is made under the Plan for your account, you will be sent a statement which will provide a record of the cost of the common shares purchased for your account, the number of common shares purchased, the date on which the common shares were credited to your account and the total number of common shares in your account. In addition, you will be sent income tax information for reporting dividends paid.

STOCK CERTIFICATES

25.	Will I receive certificates for common shares purchased under the Plan?
      Common shares purchased under the Plan are registered in the name of Plan Administrator or its nominee as agent for the participants in the Plan.
      No certificates for any number of common shares credited to your plan account will be issued to you unless you submit a written request to the Plan Administrator. Such requests will be handled by the Plan Administrator, at no charge, normally within two weeks. Any remaining whole common shares and any fractional common shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.
      Common shares which are purchased for and credited to your account under the Plan may not be pledged. If you wish to pledge such common shares, you must request that a certificate for such common shares first be issued in your name.

26.	What is the effect on my account if I request a certificate for whole common shares held in the account?
      If you maintain an account for reinvestment of dividends, all dividends on the common shares for which a certificate is requested will continue to be reinvested under the Plan until you file a new Authorization Form changing your investment election.

27.	May common shares held in certificate form be deposited in my account?
      You may deposit with the Plan Administrator any certificates for common shares now or hereafter registered in your name for safekeeping under the Plan. There is no charge for this custodial service, and, by making the deposit, you will be relieved of the responsibility for loss, theft or destruction of the certificate.
      Certificates sent to the Plan Administrator should not be endorsed. If you elect to deposit certificates with the Plan Administrator for safekeeping, the Plan Administrator recommends that you send those certificates by insured mail. The Plan Administrator will send you a quarterly statement confirming each deposit of certificates.
      Certificates mailed should be insured for possible mail loss for 2% of the current market value (minimum insurance of $30.00, plus $50.00 processing fee) representing your replacement cost if the certificates are lost.
      All dividends on any common shares evidenced by certificates deposited in accordance with the Plan will automatically be reinvested. The Plan Administrator will credit the common shares represented by the certificates to your account in “book-entry” form and will combine the shares with any whole and fractional shares then held in your account. In addition to protecting against the loss, theft or destruction of your certificates, this service is convenient if and when you sell common shares through the Plan.
WITHDRAWAL FROM THE PLAN

28.	May I withdraw from the Plan?
      Yes, by writing to the Plan Administrator using the address found at Question 4.

29.	What happens when I terminate my account?
      If your notice of termination is received by the Plan Administrator at least three business days prior to the record date for the next Dividend Payment Date, reinvestment of dividends will cease as of the date the notice of termination is received by the Plan Administrator. If the notice of termination is received later than three business days prior to the record date for a Dividend Payment Date, the termination will not become effective until after the investment of any dividends to be invested as of that Dividend Payment Date.

      If you elect to make optional cash investments through the Automatic Monthly Electronic Deduction feature of the Plan, you may terminate the automatic deductions by notifying the Plan Administrator in writing. Your request will be processed and will become effective as promptly as is practicable.
      When terminating an account, you may request that a stock certificate be issued for all whole common shares held in the account. As soon as practicable after notice of termination is received, the Plan Administrator will send to you (a) a certificate for all whole common shares held in the account and (b) a check representing the value of any fractional common share held in the account. After an account is terminated, all dividends for the terminated account will be paid to you unless you re-elect to participate in the Plan.
      When terminating an account, you may request that all common shares, both full and fractional, certified to the plan account be sold or that certain of the common shares be sold and a certificate be issued for the remaining common shares. The Plan Administrator will remit to the participant the net proceeds of any sale (see Question 22).

30.	When may a common shareholder re-elect to participate in the Plan?
      Generally, a common shareholder of record may re-elect to participate at any time. However, we and the Plan Administrator reserve the right to reject any Authorization Form on the grounds of excessive participation and withdrawal. Such reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term common shareholder investment service.
OTHER INFORMATION

31.	What happens if we issue a stock dividend or declare a stock split?
      In the event of a stock split or a stock dividend payable in common shares, the Plan Administrator will receive and credit to your account the applicable number of whole and/or fractional common shares based on the number of common shares held in your account as of the record date for the stock dividend or split.

32.	If we issue rights to purchase securities to the common shareholders, how will the rights on common shares held in my account be handled?
      If we have a rights offering in which separately tradable and exercisable rights are issued to registered common shareholders, the rights attributable to whole common shares held in your account will be transferred to you as promptly as practicable after the rights are issued. Rights attributable to fractional common shares will be reinvested in common shares.

33.	How are the common shares in my account voted at shareholder meetings?
      You will receive proxy materials from us for common shares registered in the Plan Administrator’s name under the Plan in the same manner as common shares registered in your own name, if any. Common shares credited to your plan account may also be voted in person at the meeting.

34.	What are our and the Plan Administrator’s responsibilities under the Plan?
      We, and the Plan Administrator in administering the Plan, are not liable for any act done in good faith or required by applicable law or for any good faith omission to act, including, without limitation, any claim of liability (a) arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt by the Plan Administrator of notice in writing of such death, (b) with respect to the prices and times at which common shares are purchased or sold for a participant, or (c) with respect to any fluctuation in market value before or after any purchase or sale of common shares.
      We and the Plan Administrator will not have any duties, responsibilities or liabilities other than those expressly set forth in the Plan or as imposed by applicable laws, including federal securities laws. Because the Plan Administrator has assumed all responsibility for administering the Plan, we specifically disclaim any responsibility for any of the Plan Administrator’s actions or inactions in connection with the administration of the Plan. None of our trustees, officers, employees or shareholders will have any personal liability under the Plan.
      We and the Plan Administrator will be entitled to rely on completed forms and the proof of due authority to participate in the Plan, without further responsibility of investigation or inquiry.
      The Plan Administrator may resign as administrator of the Plan at any time, in which case we will appoint a successor administrator. In addition, we may replace the Plan Administrator with a successor administrator at any time.

35.	What are my responsibilities under the Plan?
      The common shares in your account may revert to the state in which you live in the event that the shares are deemed, under your state’s laws, to have been abandoned by you. For this reason, you should notify the Plan Administrator promptly in writing of any change of address. The Plan Administrator will address account statements and other communications to you at the last address of record you provide to them.
      You will have no right to draw checks or drafts against your account or to instruct the Plan Administrator with respect to any common shares or cash held by the Plan Administrator except as expressly provided herein.

36.	May the Plan be amended, suspended or terminated?
      While we expect to continue the Plan indefinitely, we may amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice your interests. To the extent practicable, any such amendment, suspension or termination will be announced to you at least 30 days prior to its effective date.

37.	What happens if the Plan is terminated?
      You will receive (a) a certificate for all whole common shares held in your account and (b) a check representing the value of any fractional common share held in your account and any uninvested cash dividends held in the account.

38.	Who interprets and regulates the Plan?
      We are authorized to issue such interpretations, adopt such regulations and take such action as we may deem reasonably necessary to effectuate the Plan. Any action to effectuate the Plan taken by us or the Plan Administrator in the good faith exercise of our respective judgments will be binding on all Plan participants.

39.	May the Transfer Agent and Registrar change?
      Continental Stock Transfer & Trust Company, our Plan Administrator, presently acts as transfer agent and registrar for our common shares. We reserve the right to terminate the agent and appoint a new agent or administer the Plan ourselves. All participants will receive notice of any such change.

40.	What law governs the Plan?
      The terms and conditions of the Plan and its operation shall be governed by the laws of the State of Maryland.

41.	Are we assured of receiving a dividend?
      We cannot assure you of a profit or protect you against a loss on our common shares that you purchase or sell under the Plan. The payment of dividends is at the discretion of our board of trustees and will depend upon future earnings, our financial condition and other factors. There can be no assurance as to the declaration or payment of any dividend on our common shares.

42.	What are the federal income tax consequences of participation in the Plan?
      You should consult your personal tax advisors with specific reference to your own tax situation and potential changes in the applicable law as to all federal, state, local, foreign and other tax matters in connection with the reinvestment of dividends and purchases of common shares under the Plan, your tax basis and holding period for common shares acquired under the Plan and the character, amount and tax treatment of any gain or loss realized on the disposition of common shares. The following is only a brief summary of some of the federal income tax considerations applicable to the Plan.

Reinvestment of Dividends and Distributions
      If you participate in the Plan, you will be treated for federal income tax purposes as having received, on the Dividend Payment Date, a distribution equal to the sum of (a) the fair market value of any common shares purchased under the Plan (including common shares purchased through reinvestment of dividends on shares held in your account), (b) a pro rata portion of any brokerage costs incurred to acquire the common shares on the open market, and (c) any cash distributions actually received by you with respect to any common shares not included in the Plan. The tax basis of common shares purchased under the Plan will be equal to the fair market value of the shares on the Dividend Payment Date. Your holding period for common shares purchased under the Plan generally will begin on the day after the date on which the common shares are credited to your account.

Optional Cash Investments
      If you make an optional cash investment, you will be treated as having received a distribution equal to the excess, if any, of the fair market value on the Investment Date of the common shares purchased over the amount of the optional cash payment. Your tax basis in shares acquired through optional cash investments pursuant to the Plan generally will equal the total amount of distributions you are treated as receiving, as described above, plus the amount of the optional cash payment. Your holding period for shares (including fractional shares) acquired through optional cash investments under the Plan generally will begin on the day after the shares were acquired.
      Distributions that you receive as a result of dividend reinvestments and/or optional cash payments will be treated as dividends to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed the adjusted tax basis of your shares. To the extent that such distributions exceed the adjusted tax basis of your shares, they will be included in your income as capital gain.

Backup Withholding and Administrative Expenses
      We or the Plan Administrator may be required to deduct as “backup withholding” twenty-eight percent (28%) of all dividends paid to you, regardless of whether such dividends are reinvested pursuant to the Plan. Similarly, the Plan Administrator may be required to deduct backup withholding from all proceeds from sales of common shares held in your account. You are subject to backup withholding if: (a) you have failed properly to furnish us and the Plan Administrator with your correct tax identification number, or TIN; (b) the Internal Revenue Service or a broker notifies us or the Plan Administrator that the TIN furnished by you is incorrect; (c) the Internal Revenue Service or a broker notifies us or the Plan Administrator that backup withholding should be commenced because you failed to properly report dividends paid to you; or (d) when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding. Backup withholding amounts will be withheld from dividends before such dividends are reinvested under the Plan. Therefore, if you are subject to backup withholding, dividends to be reinvested under the Plan will be reduced by the backup withholding amount.

      All costs of administering the Plan, except for costs related to your voluntary selling of common shares and/or withdrawal from the Plan, will be paid by us. Consistent with the conclusion reached by the Internal Revenue Service in a private letter ruling issued to another REIT, we intend to take the position that these costs do not constitute a distribution which is either taxable to you or which would reduce your basis in your shares. However, since the private letter ruling was not issued to us, we have no legal right to rely on its conclusions. Thus, it is possible that the Internal Revenue Service might view your share of the costs as constituting a taxable distribution to you and/or a distribution which reduces the basis in your common shares. For this or other reasons, we may in the future take a different position with respect to the costs of administering the Plan.

Disposition
      You may recognize a gain or loss upon receipt of a cash payment for a fractional common share credited to your account or when the common shares held in that account are sold at your request (see Question 22). A gain or loss may also be recognized upon your disposition of common shares received from the Plan. The amount of any such gain or loss will be the difference between the amount received for the whole or fractional common shares and the tax basis of the common shares. Generally, any gain or loss recognized on the disposition of common shares acquired under the Plan will be treated for federal income tax purposes as a capital gain or loss.
DISTRIBUTIONS
      We currently pay regular quarterly distributions to holders of our common shares. Future distributions will be authorized by our board of trustees and declared by us based upon a number of factors, including the amount of funds from operations, our financial condition, debt service requirements, the dividend requirements for our Series A preferred shares, capital expenditure requirements for our properties, our taxable income, the annual distribution requirements under the REIT provisions of the Code and other factors our trustees deem relevant. Our ability to make distributions to our shareholders will depend on our receipt of distributions from our operating partnership and lease payments from our tenants with respect to our properties, and we can make no assurances to you about our ability to make future distributions.
USE OF PROCEEDS
      We will only receive proceeds from the sale of common shares purchased by the Plan Administrator from us pursuant to the Plan. Any net proceeds we receive will be used for working capital and other general corporate purposes. We have no basis for estimating either the number of common shares that may be purchased from us under the Plan or the prices that we will receive for such common shares.
PLAN OF DISTRIBUTION
      The common shares acquired under the Plan will be sold directly by us as newly issued shares or treasury shares, or will be acquired in the open market or in privately negotiated transactions. If you acquire common shares through the Plan and resell them shortly before or after acquiring them (including covering short positions), under certain circumstances, you may be participating in a distribution of securities that would require your compliance with Regulation M under the Exchange Act, and you may be considered to be an underwriter within the meaning of the Securities Act. We will not extend to you any rights or privileges other than those to which you would be entitled as a participant in the Plan, nor will we enter into any agreement with you regarding your purchase of those common shares or any resale or distribution of those common shares.
      Any financial intermediary or other person may acquire common shares through the Plan at a discount by reinvesting cash dividends or making optional cash investments that are subsequently applied to the purchase of newly issued common or treasury shares directly from us, and may capture the discount by reselling the common shares shortly thereafter. We have not entered into any arrangements with any financial intermediary or other person to engage in such arrangements. We anticipate that the availability of a discount may encourage some participants in the Plan to purchase more common shares than they would purchase without the discount, but we have no basis to quantify the extent to which additional common shares will be purchased because of the discount. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.
      In connection with any investment in which the Plan Administrator purchases our common shares, either directly from us or in open market or privately negotiated transactions, we will pay all brokerage commissions and administrative fees. Upon withdrawal by a participant from the Plan by sale of common shares held in the participant’s account under the Plan, the participant will receive the proceeds of that sale less the brokerage commission and any applicable withholdings, transfer or other taxes.
EXPERTS
      The consolidated financial statements and schedule of Windrose Medical Properties Trust and subsidiaries as of December 31, 2004 and 2003, for the period January 1, 2002 through August 15, 2002, the period August 16, 2002 through December 31, 2002 and for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, the statement of revenue in excess of certain expenses of Central Medical Park for the period January 1, 2004 to November 17, 2004, the combined statements of revenue in excess of certain expenses of the Group A Properties, Group B Properties, and the Johns Creek Properties for the year ended December 31, 2004, and the statement of revenue in excess of certain expenses of the Union City MOB for the year ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
      Certain legal matters with regard to the issuance of our common shares under the Plan have been passed upon by Hunton & Williams LLP.

          You should rely only on the information incorporated by reference or contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

4,000,000
Common Shares

PROSPECTUS

January 24, 2005